

Mail Stop 3030

February 26, 2016

Via Email
Douglas Bathauer
Chief Executive Officer
Integral Technologies, Inc.
805 W. Orchard Drive, Suite 7
Bellingham, WA 98225

      Re: Integral Technologies, Inc.
              Amendment No. 1 to Form 10-K for Fiscal Year Ended
              June 30, 2015
              Filed September 29, 2015
              Forms 10-Q for Fiscal Quarters Ended
              September 30, 2015 and December 31, 2015
              Form 8-K dated November 16, 2015
              File No. 000-28353

Dear Mr. Bathauer:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

Item 1. Business, page 3

Summary of Agreements, page 7

1.   We note the numerous agreements and "relationships" mentioned under Item 1 of this filing. Please revise future filings to describe in specific, concrete terms, the nature of the relationships, including the terms of any material agreements and the nature and extent of each party's obligations. For example, it is unclear what the "recently formed

relationships" require of each party, such as the nature and extent of any "collaboration," and whether an actual, written agreement governs those obligations. Please also revise future filings to disclose what specifically has been accomplished to date pursuant to these agreements and "relationships" and what remains to be achieved, including any material obstacles that are known to exist. Ensure your disclosure distinguishes actual accomplishments from aspirations and goals.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

Liquidity and Capital Resources, page 23

2.   We note that you estimate that you "will require $3.0 million of additional financing" to continue your operations through the end of your fiscal year. We also note the same disclosure on page 4 of your Forms 10-Q for the periods ended September 30, 2015 and December 31, 2015. Please revise future filings to clarify how and why your capital needs have not changed since the completion of your last fiscal year, despite your disclosures and public statements regarding the developments of your business, particularly with respect to the agreements and relationships with third parties. If those needs have changed materially, please describe. Further, in addition to disclosing a dollar value of financing that you require, please also clarify in future filings the purposes to which you will put that financing.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Item 2. Management's Discussion and Analysis and Plan of Operations, page 1

3.   You disclose here and in your Form 10-Q for the period ended September 30, 2015 the receipt of the "largest . . . order in the Company's history." You also disclose "[d]uring this fiscal quarter, the Company began manufacturing production quantities for delivery . . . during the second fiscal quarter." Please revise future filings to discuss the amount produced and delivered during the quarter to satisfy the order to which you refer and how such amount affected your results of operation. Please also discuss how much of the order remains to be fulfilled.

Form 8-K dated November 16, 2015

4.   We note the "agreement in principle" referenced here and expectation that the transactions would occur "in the next couple of weeks." It appears from your subsequent filings that such agreement has not yet been executed. Please revise applicable future filings to disclose the status of the agreement mentioned in this Form 8-K and the reasons

for the delay in executing the final agreement. Please also provide us with a copy of the "agreement in principle" referenced in your Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caleb French, Law Clerk, at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stephen A. Cohen